Exhibit 6.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

34-35 New Bond Street London W1A 2AA UK +44 (0)20 7293 5000 S O T H E B Y S . C O M

GUARANTEE AND CONSIGNMENT AGREEMENT

1 February 2024

Consignment Number:

[***]

Account Number:

[***]

PART A

Level & Co Gallery, LLC

30 E. 74th Street

New York 10021

USA

This Guarantee and Consignment agreement, which includes Parts A, B and C, sets out the terms on which you consign the Property listed on the Property Schedule in Part B to us for sale. References in this agreement to Clauses are to the numbered provisions set out in Part A, and references to numbered Conditions are to the Guarantee and Consignment Conditions of Business for Sellers set out in Part C. Condition 1 contains the definitions of capitalized terms not defined in this Part A.

1.	THE SALE: We shall offer the Property for sale in the sale(s) set out in the Property Schedule, on the terms of this agreement and in accordance with the Conditions of Business for Buyers, to which you hereby agree to be bound. We will determine the pre-sale estimates and the Reserve for the Property in our sole discretion, though the Reserve cannot exceed the final low estimate for the Property in the currency of the sale location. Our current pre-sale estimates are set out in the Property Schedule, subject to Condition 3. We will market the Property as described in the Marketing Schedule in Part B. You authorize us to charge the Buyer and to retain for our own account the Buyer’s Premium and Overhead Premium, subject to our obligation to pay you the Guarantee (as defined below) pursuant to the terms of this agreement.

2.	THE PROPERTY: You shall deliver the Property to us or make it available for us to collect, unless it is already in our custody or control.

3.	THE GUARANTEE:

(a)	We guarantee a minimum payment to you of no less than [***] (the “Guarantee”), subject to the applicable provisions of Conditions 4, 7, 9, 13, 15 and 23, and the satisfaction or waiver by us of the following conditions precedent (the “Guarantee Conditions”): (i) our receipt of this agreement being fully executed by you and us by 9 February 2024,
(ii)	our receipt of the Property at our London premises or at our or our agent’s premises worldwide by 9 February 2024 and (iii) the Property being satisfactory in all respects, as we may deem appropriate in our discretion by 9 February 2024.

(b)	We may waive any of the Guarantee Conditions set out in Clause 3(a) above in our sole discretion. If we confirm to you that any of the Guarantee Conditions has not been satisfied (or waived by us in our sole discretion),this agreement will automatically terminate, and we shall have no further obligations or liabilities to you except that our assumption of liability for loss or damage as set out in Condition 7 will remain in effect in accordance with the terms of this agreement.

Sotheby’s registered in England and Wales registered office at the above address. Registered Number [***]

(c)	We will pay you the Guarantee, in accordance with Clause 8, no later than the 95th (ninety-fifth) day after the sale in which the Property will be offered (the “Guarantee Settlement Date”).

(d)	We will indicate in the sale catalogue, on the lot web page, and/or make a salesroom announcement (i) that the Property is subject to a guarantee of the selling price and, (ii) if a third party provides an irrevocable bid on the Property, that there is an irrevocable bid on the Property.

4.	OVERAGE SHARE: In exchange for the Guarantee, you authorize us to retain for our own account [***] of the “Overage” and charge any applicable VAT (our “Overage Share”). “Overage” is the amount, if any, by which the Hammer Price for the Property that we collect and receive in cleared funds exceeds the Pound Sterling equivalent of the Guarantee at the Forward Exchange Rate (defined below).

5.	SELLER’S COMMISSION: We will not charge you any Seller’s Commission on the Property.

6.	SALE COSTS: We will absorb the Sale Costs set out in the Sale Costs Schedule in Part B of this agreement and will not charge you any Sale Costs.

7.	LOSS OR DAMAGE: We will assume liability, at no cost to you, for loss or damage to the Property on the terms set out in Condition 7. Any payment will be applied and paid as set out in Clause 8 below.

8.	SETTLEMENT:

(a) We will pay you the Net Sale Proceeds less our Overage Share, if any, on the relevant Settlement Date (as defined below), subject to Condition 13. The “Net Sale Proceeds” are the amount of the Hammer Price we receive in cleared funds. The “Settlement Date” will be the date that is the later of (i) the Guarantee Settlement Date, and (ii) five (5) business days after our receipt of the Purchase Price in full and in cleared funds. If any Settlement Date or Guarantee Settlement Date falls on a Saturday, Sunday, public holiday or date on which our offices are closed, settlement will be on the next business day. Without prejudice to our obligation to pay you the Guarantee by the Guarantee Settlement Date, you agree we may permit the Buyer to pay the Purchase Price on extended payment terms, in one or more interest-free payments over a period of up to 90 calendar days after the sale. If extended payment terms are granted, we will notify you after the sale of the date or dates on which payment is due from the Buyer and the amount due on each date, and the Settlement Date(s) will instead be the date that is the later of (i) five (5) business days after payment is due from the Buyer (or in the case of installment payments, five (5) business days after each installment is due from the Buyer), and (ii) five (5) business days after our receipt of the Purchase Price in full and cleared funds (or in the case of installment payments, five (5) business days after our receipt of each installment in full and cleared funds), but in no event earlier than 45 days after the last session or closing date (as applicable) of the relevant sale in which the Property is offered.

(b) The Net Sale Proceeds will be applied as follows:

(i)	first, to you up to the Guarantee; and

(ii)	second, we will split the Overage, if any, with you so that we retain the amount of our Overage Share and will remit the remainder to you.

(c) If the Net Sale Proceeds paid to you by the Guarantee Settlement Date (calculated in US Dollars at the Forward Exchange Rate, as defined below) are less than the amount equal to the Guarantee (such deficit, if any, the “Shortfall”), we will pay you in satisfaction of the Guarantee the amount of the Shortfall on the Guarantee Settlement Date, subject to Condition 13. After such payment, we will retain any additional Net Sale Proceeds we receive until we have recovered any Shortfall. Thereafter, we will disburse your share of any further Net Sale Proceeds we receive, in accordance with Clause 8(b)(ii) above, on the Settlement Date.

You hereby irrevocably instruct us to pay any Overage due to you in US Dollars. We shall convert any Overage payable to you into US Dollars based on the exchange rate quoted by a financial institution designated by us on the date(s) on which we pay you such Overage.

Sotheby’s registered in England and Wales registered office at the above address. Registered Number [***]

(d) The Guarantee will be paid to you in US Dollars. Sotheby’s will purchase US Dollars representing the amount of the Guarantee to the Guarantee Settlement Date at the forward exchange rate GBP/US$ supplied by a financial institution designated by us on the date that is the later of (i) one (1) business day after the satisfaction (or waiver by us) of the Guarantee Conditions or (ii) one (1) business day before the date of publication of the catalogue for the sale (such rate, the “Forward Exchange Rate”). We will inform you of the Forward Exchange Rate once we make our purchase. The Forward Exchange Rate will be used for the purposes of determining whether any Overage has been achieved.

You agree to indemnify us for any foreign exchange loss suffered in connection with closing out the forward exchange of the Guarantee should the Property be withdrawn from sale under any of the circumstances in which a Withdrawal Fee is payable by you pursuant to Condition 9, and, in such case, you authorize us to deduct and retain any such foreign exchange costs from any payments due to you under this agreement.

9.	VAT: You acknowledge that the Property has been or will be imported from outside the United Kingdom for sale in London and that we will be selling it under our Temporary Admission arrangement. We will charge the Buyer UK Import VAT at the prevailing rates on the Hammer Price and domestic UK VAT at the standard rate on the Buyer’s Premium and Overhead Premium for the Property.

10.	WITHDRAWAL: The Property cannot be withdrawn from the sale after the date this agreement has been countersigned by you, other than on and subject to, the terms of Condition 9 and this provision. If a Material Event (as defined in Condition 9) occurs during the period commencing on the date of this agreement until the date for the auction, then we may elect to withdraw the Property from sale upon written notice to you. If the Property is withdrawn for any reason, we will be released and discharged from the Guarantee.

11.	RESCISSION: In the event of a rescission of the sale of Property as set out in Condition 15, we will, subject to Condition 15, be automatically released and discharged from the Guarantee. You shall return to us any portion of the Guarantee we paid to you in addition to the amounts stated in Condition 15 within ten days of your receipt of our written notice to you of a rescission having occurred.

In addition to the foregoing and the information set out in Part B, you agree to the Guarantee and Consignment Conditions of Business for Sellers in Part C, as amended by Parts A and B if applicable (and in the event of a conflict, Parts A and B will prevail). The Conditions of Business for Buyers and your express representations and warranties and indemnity given in this agreement, together, are the entire agreement between us, you and the Buyer.

[Signature page(s) to follow]

Sotheby’s registered in England and Wales registered office at the above address. Registered Number [***]

By signing below, you confirm you have read and accept, and agree to the sale of the Property in accordance with, the terms of this agreement and the Conditions of Business for Buyers

Sotheby’s

By	Date
Name	Title

ACCEPTED AND AGREED:
Level&Co Gallery, LLC, owner

Signed	Date
Name	Title

PART B

SCHEDULE I – PROPERTY SCHEDULE

Item CXCML – Lynette Yiadom-

Boakye, xKxixnxgxfxixsxhxexrx, 2011

Oil on canvas, 30 x 27.5 in., 69.9 cm

Signed, titled and dated on the

reverse

Low-high estimates	£[***]
Department	Contemporary Art

Sale Title, Format and Date	Modern & Contemporary Day Sale, live, 7 March 2024

Sale Location	London

Country of Export	USA – Temporary Admission

VAT symbol	Double Dagger

ARR	Yes

PART B

SCHEDULE II – SALE COSTS SCHEDULE

We will absorb the following Sale Costs, if applicable, and not charge you for them:

(a)	a fee for catalogue illustration, production and distribution (if applicable as set out in the Property Schedule);

(b)	costs for packing, shipping, and any applicable customs duties, taxes or tariffs for shipping the Property to our sale location or warehouse;

(c)	costs for our travel to inspect and/or prepare the Property for transport;

(d)	costs of any agreed-upon marketing and advertising;

(e)	costs of reproduction rights;

(f)	authentication costs, including any related packing, shipping and customs duties;

(g)	costs of framing, cleaning and restoration, approved by you in writing, and any related packing, shipping and customs duties;

(h)	costs of other services approved by you, including those performed by others and any related packing, shipping and customs duties; and

(i)	a fee for property handling and administration and our assumption of liability as described in Clause 7, “Loss or Damage” in Part A.

SCHEDULE III – SPECIAL MARKETING CONSIDERATIONS

Subject to our rights under Condition 20, we agree to market the Property as set out below, subject to your timely execution of this agreement, our timely receipt of the Property and our obtaining the appropriate copyright clearances within the applicable publication deadlines:

We agree to provide in marketing the Property:

(a)	an Overview Page Highlight;

(b)	inclusion in the Specialist video for the sale;

(c)	a sizzle/teaser video as highlight of the auction;

(d)	an enhanced lot page in our digital catalogue, including an academic note, comparable images, and a linked YouTube video;

(e)	prominent feature on the internal and external screens in our New Bond Street location;

(f)	inclusion in the pre-sale exhibition;

(g)	inclusion in the Modern & Contemporary Auctions, March 2024 Marquee sales printed catalogue; and

(h)	cross-promotion on the dedicated artist page for Lynette Yiadom on our website with a link to the lot.

PART C

GUARANTEE AND CONSIGNMENT CONDITIONS OF BUSINESS FOR SELLERS

1. Defined Terms

In this agreement, “we”, “us” and “our” refers to Sotheby’s and “you” and “your” refer to the individual, corporation or other entity whose name appears at the top of Part A. If there is more than one consignor, “you” and “your” refer to all consignors; if the consignor is an agent acting on behalf of a principal, “you” and “your” refer to both principal and agent.

If there is more than one consignor consigning the Property under this agreement, each consignor, including any co-owner, jointly and severally assumes the consignor’s obligations and liabilities under this agreement. If you are an agent acting on behalf of a principal, you and your principal are bound by the terms of this agreement and jointly and severally assume all obligations, liabilities, representations, warranties and indemnities set out in this agreement.

The following capitalized words will have the specific meaning shown here:

Authenticity Guarantee: the guarantee we provide as principal to the Buyer in relation to a purchased lot, as set out in the Conditions of Business for Buyers.

Buyer: the buyer of record of an item of Property.

Buyer’s Premium: the premium the Buyer must pay. The Buyer’s Premium rate, which is a percentage of the Hammer Price, is set out in the Conditions of Business for Buyers. Buyer’s Premium is subject to any applicable VAT.

Conditions of Business for Buyers: the terms and conditions for the Buyer and bidders that are applicable to the sale in which the Property will be offered, which will be set out on our website in advance of the sale in which the Property is scheduled to be offered, and as amended by any announcement or posted notices. In relation to a sale, where applicable, any reference by us to “Conditions of Sale” should be understood to mean the Conditions of Business for Buyers.

Hammer Price: the last price accepted for the item by the auctioneer or acknowledged by our online platform, or in the case of a post-auction sale, the agreed sale price. The Hammer Price is subject to any applicable VAT.

Overhead Premium: the fee the Buyer must pay as an allocation of overhead costs relating to our facilities and other administrative expenses. The Overhead Premium rate, which is a percentage of the Hammer Price, is set out in the Conditions of Business for Buyers. Overhead Premium is subject to any applicable VAT.

Property: an item of property consigned by you under this agreement and listed in the Property Schedule in Part B. Where more than one item of property is consigned, references to “Property” in this agreement will mean with respect to each item of Property.

Purchase Price: the Hammer Price plus the Buyer’s Premium, Overhead Premium, any applicable VAT and/or sales or use tax, and any applicable artist resale right royalty payable by the Buyer on qualifying Property.

Reserve: the confidential minimum price at which the Property can be sold. Where more than one item of property is consigned, references to “Reserve” in this agreement will mean with respect to each item of Property.

Sale Costs: the costs related to this consignment set out in the Sale Costs Schedule in Part B. Sale Costs are subject to any applicable VAT.

Seller’s Commission: the amount we will charge you as a commission, which we will retain for our account. Seller’s Commission is subject to any applicable VAT.

Sotheby’s: the unlimited company that has its registered office at 34-35 New Bond Street, London W1A 2AA, United Kingdom.

Sotheby’s Group: Sotheby’s Holdings UK Limited and any entities in which it holds, from time to time, directly or indirectly, more than 50% of the issued share capital; and each, a “Sotheby’s Group Company.”

VAT: for Property sold in a location in which a Value Added Tax (or similar tax) regime applies, any applicable Value Added Tax or an amount in lieu of Value Added Tax (or similar tax), as the case may be, at the prevailing rate.

2. Consignment

(a) You retain us as your exclusive agent to offer the Property for sale on the terms set out in this agreement. While we are your exclusive agent, you may not offer or attempt to offer the Property for sale other than pursuant to the terms of this agreement.

(b) For this consignment, and subject to Schedule III and the terms of this agreement, we will determine (i) the cataloguing and other descriptions of the Property,

(ii) the grouping of items of Property in each lot, (iii) the date(s) of the sale(s), (iv) any marketing, promotion and exhibition of the Property, unless specifically agreed with us in writing, (v) the manner of conducting the sale(s) (including setting the starting bid), and (vi) whether Property will be offered for sale as a “premium lot,” which may require additional information from prospective bidders as set out in the Conditions of Business for Buyers. We may (though we have no duty to), before and after the sale(s), consult an expert or experts and conduct due diligence and research in relation to the Property or its provenance.

(c) We may from time to time decide to change the sale and/or platform in which we will offer the Property for sale (including but not limited to from a live auction to a timed online-only auction). In any such case, we will notify you of the new sale and/or sale platform and provide the details and terms relevant to the new sale and/or platform. Unless you object in writing by the earlier of (i) seven days of our notice to you, or (ii) one day prior to the start of the relevant sale, the Property Schedule will be deemed amended, we will offer the Property in the new sale and/or on the new platform, and the sale of the Property will be subject to the Conditions of Business for Buyers applicable to the relevant sale or platform. However, you will not have the right to object to a change if such change is due to a Force Majeure Event, in which case Condition 20(b) shall apply.

3. Estimates and Reserves

(a) Any oral or written pre-sale estimates are our non- binding opinion only. Estimates are not to be relied upon as a prediction of the selling price or value of the Property. We may revise estimates from time to time prior to the sale in our sole discretion.

(b) Property offered without a Reserve will be identified as such on the Property Schedule, and in the online listing and sale catalogue or in a salesroom announcement.

(c) We will not be liable if bidding does not reach the Reserve. In any such case, however, without prejudice to our obligation to pay you the Guarantee, we may sell Property at a price below the Reserve.

4. Consignor Bidding

You may not bid on the Property, permit any other person to do so on your behalf (other than to the extent we may bid on your behalf up to but not including the Reserve) or have any agreement or arrangement with a bidder in connection with the Property. If you do so, we may (i) regard you as the Buyer, but without the benefit of the Authenticity Guarantee, (ii) disregard and cancel any of your bids, or the bids of any person bidding on your behalf or in connection with any agreement or arrangement with you, and/or (iii) pursue other rights or remedies we have, including rescinding the sale, reselling the Property without a Reserve and/or charging you the Seller’s Commission, Sale Costs, Buyer’s Premium, Overhead Premium and any applicable artist resale right royalty payable by the Buyer on qualifying Property; and in any such case, we will be automatically released and discharged from the Guarantee.

5. Representations and Warranties

You represent and warrant to us and to the Buyer that at all relevant times (including at the time of consignment and at the time of sale of the Property):

(a) you have sole, complete and lawful right, title and interest in the Property; or, if you are acting as an agent, your principal has sole, complete and lawful right, title and interest in the Property, and you are properly authorized by your principal to sell the Property on these terms;

(b) there are no claims or potential claims, legal proceedings, liens, security interests, encumbrances or other restrictions on or regarding the Property, and you have no knowledge of any facts or circumstances that might give rise to any claims in connection with the Property;

(c) good and marketable title to and right to possession of the Property will pass to the Buyer free from any third- party rights, liens, security interests, claims or potential claims, restrictions or encumbrances;

(d) to the best of your knowledge and belief and after conducting a reasonable search, you have disclosed to us (i) whether you have offered or tried to offer the Property for sale in the last three years and (ii) all information (including documents) known to you or in your possession that might affect the sale or value of the Property, including but not limited to information concerning the Property’s condition (including any damage or restoration), provenance, ownership, authenticity, attribution, authorship, origin, date, age, period, culture, source, and export or import history, and the existence of any endangered or protected species in the Property, as applicable, and you shall continue to disclose any such information that becomes known to you up to and including the date on which the Property is sold;

(e) if the Property has been imported into the country in which it is located, it was lawfully imported, required declarations were made, any duties and taxes were paid, and it was lawfully exported from the country or jurisdiction in which it had been located;

(f) you have notified us in writing of any taxes and/or duties that are payable by us on your behalf in any country other than the country of the applicable sale location;

(g) subject to the intellectual property rights of the artist, any images and descriptions of the Property you provide to us do not infringe any third-party rights; and unless you advise us in writing to the contrary at the time of consignment, you are not aware of any restrictions on our right to reproduce or use photographs, images or videos of the Property produced by us to the extent permitted by applicable law;

(h) unless you advise us in writing to the contrary at the time of consignment, any electrical or mechanical goods or components are in a safe operating condition if reasonably used for the purpose for which they were designed, and are free from any defect not obvious on external inspection which could prove dangerous to human life or health;

(i) you have not violated and will not violate any applicable law, regulation or code in connection with this consignment or the sale of the Property;

(j) your consignment of the Property for sale does not facilitate tax crimes;

(k) you have no knowledge or reason to suspect that (i) the Property is connected with the proceeds of criminal activity, or (ii) you, or any co-owner(s) or principal(s) (or, if you are an entity, any person(s) or entity(ies) with a beneficial or ownership interest in you), are under investigation, charged with, or convicted of any substantive or predicate money laundering or economic sanctions crime, terrorist activity, tax evasion or act in violation of any applicable anti-bribery or anti- corruption law;

(l) you (and your principal, if applicable) are not, nor are you or your principal (if applicable) owned, controlled, or acting on behalf of, an entity or individual that is: (i) the subject of economic sanctions, embargoes or other trade restrictions in any jurisdiction, including those administered and enforced by the United States, European Union, United Kingdom, United Nations Security Council, or other applicable sanctions authority (collectively, “Sanctions”), or (ii) located, organized, or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Syria, Russian Federation and Belarus) (collectively, “Sanctioned Jurisdictions”); and you will not transfer the Net Sale Proceeds to, or use them for the benefit of, anyone that is the subject of Sanctions or located, organized, or resident in a Sanctioned Jurisdiction;

(m) if you are acting as agent on behalf of a principal, you have disclosed to us the identity of your principal and have taken steps reasonably designed to ensure compliance with Sanctions, anti-money laundering, anti- terrorism, and anti-bribery or anti-corruption laws, including but not limited to, conducting appropriate due diligence on your principal, and all commissions payable to you for this consignment have been authorized by your principal; and

(n) you have full legal authority without any further action or other party’s consent to enter into and perform this agreement and to give these representations and warranties; if you are an entity, the individual signing on your behalf is authorized to do so and the entity is duly incorporated or formed, validly existing and in good standing in the jurisdiction where it is incorporated or formed.

6. Indemnity

You shall indemnify and hold us, each Sotheby’s Group Company, our and their respective officers and employees, and the Buyer harmless against any and all claims, causes of action, liabilities, damages, losses, and expenses (including but not limited to reasonable attorneys’ fees), arising out of or in connection with an inaccuracy, incompleteness or breach of any of your representations or warranties under this agreement.

7. Our Loss or Damage Liability

(a) If any Property will be in our custody or control, this Condition 7 will apply with regard to such Property. Subject to Condition 7(b) and unless otherwise agreed with us in writing, we assume liability for loss or damage to the Property, commencing from when we or our designated agent receive the Property and ceasing (i) for sold Property, when risk passes to the Buyer following its sale; or (ii) for unsold Property, upon our payment to you of the Guarantee.

(b) We will not be liable for any loss or damage (i) occurring during any process undertaken by independent contractors engaged with your consent, including but not limited to for restoration, conservation, (un)framing, (un)mounting or cleaning; (ii) caused to frames or to glass covering prints, paintings or other flat works; or (iii) caused by changes in humidity or temperature (as long as we take reasonable care in handling the Property), normal wear and tear, gradual deterioration or inherent vice or defect (including woodworm), war, any act or acts of terrorism (as defined by our insurers), nuclear fission, radioactive contamination, or chemical, bio-chemical or electromagnetic weapons.

(c) If any loss or damage occurs to the Property during the period identified in Condition 7(a), the Property will be withdrawn from sale, and we will be automatically released and discharged from the Guarantee. We will determine the extent of depreciation to the Property, if any, caused by the loss or damage, and our liability to compensate you in respect of that loss will be limited to the Property Value. For the purposes of Condition 7, the “Property Value” will mean the amount equal to: (i) for sold Property, the greater of the (A) Hammer Price less our Overage Share or (B) the Guarantee, (ii) for unsold Property, the Guarantee, or (iii) for Property not yet offered for sale, the mean of our latest pre-sale estimates set out in Part B, Schedule I of the Property Schedule.

(d) If, in our reasonable opinion, the loss or damage to the Property results in a depreciation of the Property of less than 50%, we will pay you the amount of depreciation and offer the Property for sale on mutually agreed terms, and if such terms are not reached, we will return the Property to you, subject to Condition 16. If, in our reasonable opinion, the loss or damage to the Property results in a depreciation of the Property of 50% or more, we will pay you the Property Value, less the Seller’s Commission and Sale Costs payable by you, and any applicable taxe forfaitaire, if any, and all title, interest and rights to the Property will pass to us.

(e) If you disagree with our opinion as to the depreciation of the Property, we will solicit an appraisal from an independent expert recognized in the relevant field whose selection you approve, such approval not to be unreasonably withheld. You and we agree that such appraisal will be the final determination.

(f) Upon your receipt of payment from us in accordance with this Condition 7, you, on your own behalf and on behalf of your insurer(s), irrevocably release us from all liability for loss or damage to such Property and irrevocably waive all rights and claims that you might have against us in connection with the same.

8. Reserved

9. Withdrawal

(a) We may, in our sole discretion, withdraw any Property from sale if we reasonably determine there are serious grounds for concern (i) as to the Property’s authenticity or attribution, (ii) that any of your representations or warranties are inaccurate, incomplete or breached, (iii) you have materially breached any other provision of this agreement, (iv) the Property suffers loss or damage and is not in the condition in which it was when we agreed to offer it for sale, (v) the Property requires but lacks the appropriate Convention on International Trade in Endangered Species license or exemption, or (vi) the sale has subjected or might subject us or you to legal liability or damage to our reputation or brand. We will notify you in writing of the reasons for any withdrawal (unless we are restricted from doing so on legal or regulatory grounds).

(b) If you withdraw any Property from sale after you sign this agreement, you agree to pay the Withdrawal Fee, as defined in Condition 9(c). You may not, however, withdraw any Property from sale once bidding on the Property has begun or the sale has opened, whichever is earlier.

(c) The “Withdrawal Fee” is the sum of the Seller’s Commission as set out in Part A, Buyer’s Premium and Overhead Premium, each at the rates current when the Property was consigned and in each case calculated as if the withdrawn Property had sold at the mid- estimate, plus any Sale Costs we incurred prior to the withdrawal of the Property. You agree that the Withdrawal Fee is a reasonable estimate of the harm to us that would result from withdrawal of the Property.

(d) If Property is withdrawn pursuant to Condition 9(a)(ii), 9(a)(iii) or 9(b), we will charge you the Withdrawal Fee. If Property is withdrawn pursuant to Condition 9(a)(v) or 9(a)(vi), we may charge you the Withdrawal Fee if you failed to disclose to us prior to the sale facts or circumstances material to our determination. We will not charge you the Withdrawal Fee if Property is withdrawn pursuant to Condition 9(a)(i) or 9(a)(iv).

(e) In any case where you owe us the Withdrawal Fee, you shall promptly pay us upon our request to you, and following our receipt of the Withdrawal Fee (unless otherwise agreed with you), we will withdraw the Property from sale and, if applicable, return it to you at your expense, subject to Condition 16. We will determine the timing and content of any announcement regarding any withdrawal of Property, provided that such announcement will not disparage you.

(f) In addition, if a Material Event occurs during the period commencing on the date of this agreement until the date for the auction, then we may elect to withdraw the Property from sale upon written notice to you. A “Material Event” shall mean: (i) a declaration of a state of emergency, disaster area or equivalent in the sale location within the month before the auction date; (ii) an act of war by or against the country in which the auction is located;

(iii) an armed conflict or terrorist attack, or governmental action or regulation enacted or effected following the execution of this agreement, which is prohibitive or restrictive of the auction or the sale of the Property; (iv) a decline of at least 20% in the S&P 500 from its level as of the close of business on the date of this agreement, and the S&P 500 remains at least 20% below such level for at least three consecutive trading days on the New York Stock Exchange or the NASDAQ within the month before the auction date;

(v) a decline of at least 20% in the S&P 500 as of the close of business on the auction date from its level at the close of business on the date of this agreement; (vi) a general suspension of trading in or limitation on prices for securities traded on the New York Stock Exchange (or equivalent stock exchange relevant to the sale location) or the NASDAQ within the month before the auction date; or

(vii) sale results (including the Buyer’s Premium and Overhead Premium) in the three months before the auction date that are less than or equal to 50% of the low presale estimates for the auction, for any evening auction at Sotheby’s or a comparable auction house of impressionist art, modern art, contemporary art, or art in the same collecting category as the Property.

(g) If the Property is withdrawn for any reason, we will be released and discharged from the Guarantee.

10. [Reserved]

11. Unsold Property

If the Property is offered for sale but is unsold at the auction, or is sold at the auction but the Buyer defaults on payment and the sale is cancelled by us, without prejudice to our obligation to pay you the Guarantee, we will have discretion with respect to the disposition of the Property. Upon payment of the Guarantee to you, title to the Property will transfer to us subject to your representations, warranties and indemnities herein, provided that title to the Property has not already transferred to a third party, and we will have no further liabilities or obligations to you. In such event, your obligations to us hereunder with respect to the Property are the same as if it had been sold to us at auction.

12. Payment from the Buyer

(a) For Property sold, title to the Property will transfer to the Buyer upon our receipt of the Purchase Price in full and in cleared funds from the Buyer.

(b) We have no obligation to enforce payment by the Buyer. We will use commercially reasonable endeavors to collect payment from the Buyer, but we will not be required to commence legal proceedings. If we charge the Buyer interest for late payment, you authorize us to retain such interest for our own account, except that we shall share 50% of such interest on the Overage we collect from the Buyer in full and cleared funds with you. We will take reasonable steps to inform you of any action being taken against the Buyer and consider your views; however, we will not waive your rights against a defaulting Buyer for such non-payment without your prior written consent.

(c) If we pay you any portion of the Net Sale Proceeds for which we have not collected payment from the Buyer, simultaneously with such payment, you hereby assign to us all rights you might have against such Buyer to the extent of such payment.

(d) If you take any action against the Buyer to enforce payment of the amount due to you, you will take reasonable steps to keep us informed. If you recover any funds from the Buyer, you agree to remit to us from such funds our share of the sale proceeds remaining, if any, after you first recover your costs (including reasonable attorneys’ fees) incurred in collecting from the Buyer and the Net Sale Proceeds that were due to you.

13. Payment to You

(a) Payment will be made only to you in accordance with the payment instructions you will provide in a form satisfactory to us, provided that (i) you have satisfied our Know Your Client requirements, (ii) we are not aware of any circumstances that might give rise to rescission pursuant to Condition 15, (iii) if applicable, the Buyer has not exercised the Consumer Cancellation Right as set out in Condition 14, and (iv) if applicable, you have provided the required information under Condition 18. Further, with respect to any Property sold in the United Kingdom, the European Union or Switzerland, in circumstances where the Consumer Cancellation Right applies, settlement of the Net Sale Proceeds will be on the later of the Settlement Date or upon the expiration of the Consumer Cancellation Period as defined in Condition 14(a). If you request payment in a currency other than the currency of the sale, we will convert the payment into the currency of your choice (but not including cryptocurrencies) based on the exchange rate quoted by a financial entity designated by us on the date on which we pay you.

(b) You irrevocably release us from and waive all claims that you might have against us for any loss or damage you sustain due to our reliance upon your payment instructions, except where the loss or damage was caused by our gross negligence or willful misconduct.

(c) If we have custody of the Property and release it to the Buyer before our receipt of the Purchase Price in full, we will pay you your portion of the Net Sale Proceeds, regardless of whether we have collected payment in full from the Buyer, as follows: (i) if no extended payment terms have been granted to the Buyer, on the later of 45 days after the sale (except that if the definition of “Settlement Date” in Part A refers to the payment on another day, then such other day) or within five business days of our release of the Property, or (ii) if extended payment terms have been granted to the Buyer, the portion of the Net Sale Proceeds corresponding to each payment installment will be paid on the later of the relevant installment payment date or within five business days of our release of the Property. Where we pay you your portion of the Net Sale Proceeds before we are paid in full by the Buyer, ownership of the Property will pass to us, you shall have no right, title or interest in the Property, we will have full discretion as to the disposition of the Property, all your representations, warranties and indemnity shall apply to us as the transferee of the Property, and we shall be entitled to enforce the rights of rescission set out in these Conditions of Business.

14. Consumer Cancellation

(a) If a Buyer in a timed online-only auction or any other distance sale is a Buyer acting for purposes that are wholly or mainly outside the Buyer’s trade, business, craft or profession) who habitually resides in the European Union or United Kingdom (a “Consumer”) and you are or, where you are acting as agent, the owner of the Property is, a “trader” (namely someone acting for purposes relating to their trade, business, craft or profession, whether acting personally or through another person acting in the trader’s name or on the trader’s behalf (a “Trader”), then the Buyer has the right to cancel the online purchase of goods (the “Consumer Cancellation Right”) during the period of 14 calendar days after the Buyer or their designated agent (other than the carrier) acquires physical possession of the Property (the “Consumer Cancellation Period”).

(b) If the Buyer exercises the Consumer Cancellation Right, we will notify you, cancel the sale of the Property and refund the Buyer. All title, interest and rights to the Property will pass to us, provided that we have paid you the Guarantee or upon our doing so. Within ten days of your receipt of our written notice to you, you shall return to us any Net Sale Proceeds in excess of the Guarantee we paid to you for such Property plus all costs (including reasonable attorney’s fees and standard delivery charges, if applicable) we incur in connection with cancelling the sale and enforcing this provision.

15. Rescission

We may, in our sole discretion, rescind the sale of the Property if we reasonably determine there are serious grounds for concern that (a) the Property is a “counterfeit” (as defined in the relevant Authenticity Guarantee provided to the Buyer), or in the case of a book or manuscript, the text or illustration is materially defective,

(b) any of your representations or warranties are inaccurate, incomplete or breached, or (c) the sale has subjected or might subject us or you to legal liability. In any such case, we will provide you, in writing and as reasonably in advance of our determination as circumstances permit, with the basis for our proposed determination (unless we are restricted from doing so on legal or regulatory grounds) and will give due consideration to any matters you wish to raise. In the event of a rescission, we will be automatically released and discharged from the Guarantee. Within ten days of your receipt of our written notice to you of a rescission having occurred, you shall return to us the Net Sale Proceeds and any portion of the Guarantee we paid to you for such Property plus all costs, including reasonable attorney’s fees, we incur in connection with rescinding the sale and enforcing this provision. Upon our receipt of such payment, we will return such Property to you at your expense, subject to Condition 16.

16. Retention and Use of Property and Proceeds

We may keep any property or sale proceeds belonging to you that are under the custody or control of any Sotheby’s Group Company (i) until you have paid all amounts you owe any Sotheby’s Group Company; (ii) pending resolution of any claim of breach or default we have against you; and (iii) for a reasonable period in the event of an unresolved issue whereby the release of the property might subject us to liability. In addition, we may apply your portion of the Net Sale Proceeds against any amounts you owe any Sotheby’s Group Company and pay any remainder to you. If you are overdue on any payment owed to us pursuant to this agreement for more than 15 days after we notify you, we may charge you and retain for our account interest on such amount at an annual rate of six percentage points (6%) above the HSBC Bank plc base rate, but in no event greater than the maximum rate permitted by law.

17. Photographs and Illustrations

(a) Subject to any rights of third parties and any exclusions provided by applicable law, we may use and retain any images, descriptions and other content regarding the Property provided by you.

(b) We own the exclusive copyright to all images and written material we produce relating to the Property. You cannot use them without our prior written permission. We may use them as we deem appropriate, to the extent permitted by law, before or after the sale of Property, and we will be solely liable for any losses or damages arising out of our use of such images and material.

18. Taxes

(a) You acknowledge you are solely responsible for paying, and you will pay, all taxes and/or duties due on all amounts due to you under this agreement. If we withhold tax pursuant to this Condition, such amount will be deducted from the Net Sale Proceeds.

(b) You authorize us to collect any taxes, duties, VAT or any other applicable tax on your behalf, where required by law.

(c) If any Sotheby’s Group Company is required to pay any taxes, duties, VAT or any other applicable tax on your behalf to a tax authority in any country (including outside the sale location), you authorize us to withhold such amounts from the Net Sale Proceeds, and, at your request, we will inform you of such withholding and the legal basis for such requirement. If we have already remitted your portion of the Net Sale Proceeds, you shall reimburse us for any such amounts we pay, to the extent permissible by law.

(d) Where we are required by law to report to tax authorities in any jurisdiction any amount related to this sale, you authorize us to make such reporting.

(e) You must provide to us the appropriate information (e.g., information requested on a Form W-9 or equivalent if you are a “U.S. Person,” as defined below, or, where applicable, a Form W-8BEN/BEN-E or equivalent if you are a “non-U.S. Person,” as defined below) required to legally obtain a reduction to or elimination of tax we may otherwise be required to withhold. A “U.S. Person” is a United States citizen or resident, or an entity, including an estate or trust, formed under the laws of the United States. A “non-U.S. Person” is anyone who is not a U.S. Person. If you have previously provided the required information to a Sotheby’s Group Company and it remains valid as of the date of this agreement with respect to payments hereunder, you authorize such company to release the information to us. If, prior to us remitting a payment to you or on your behalf pursuant to this agreement, any such form or information that you previously provided expires or becomes obsolete or inaccurate in any respect, you will promptly notify us and provide us with updated and valid information.

(f) Failure to provide the appropriate information or to update obsolete information will result in us having to delay payment due to you pursuant to this agreement until such information is provided. If this information is not provided within 30 business days of the Settlement Date or if we are otherwise required to do so by law, we will withhold U.S. tax from the amounts due to you for immediate remittance to the U.S. Internal Revenue Service (the “IRS”).

(g) If you (i) are a U.S. Person or fail to provide the required information as set out in paragraph (e) above, and (ii) have sold property for US$600 (or the equivalent in local currency of the selling location or in cryptocurrency) or more in a calendar year, we must report such amount to the IRS (and possibly to U.S. state(s)). If we have made such reporting, we will give you a copy of what we filed.

(h) You acknowledge that no one within Sotheby’s Group has provided tax advice to you or for your benefit in connection with this agreement.

19. Limitation of Liability

(a) You acknowledge that attribution of the Property is a matter of opinion only and not a statement of fact, and is dependent upon, among other things: information you provide to us, the condition of the Property, the degree of research, examination or testing that is possible or practical in the circumstances, and the status of generally accepted expert opinion, research and scientific or technical analysis at the time of cataloguing. You acknowledge we have no duty to include in any description of the Property a reference to any specific third-party attribution nor to the possibility of other views or potential attribution, whether positive or negative.

(b) We make no guarantees, representations or warranties to you with respect to the Property, its authenticity, attribution, authorship, origin, date, age, period, culture, source, legal title, condition, value, anticipated selling price or otherwise.

(c) We will not be liable for any acts or omissions by us in connection with the preparation for or conduct of the auction or sale of the Property. We will not be liable for errors or omissions in the catalogue or other descriptions of the Property, though if we discover a material error or omission in such materials prior to the sale, we will provide a correction, time permitting.

(d) We will not be liable to you for any errors or failure to execute bids placed by bidders through our online platform, including, without limitation, errors or failures caused by (i) any loss of connection between bidders and our online platform; (ii) a breakdown or problem with our online platform or other technical services; or

(iii) a breakdown or problem with a bidder’s internet connection, computer, mobile device or system.

(e) Without prejudice to Conditions 19(a)-(d), our liability to you under this agreement will not exceed the amount equal to the greater of (i) your portion of the Net Sale Proceeds for the relevant Property, (ii) the Guarantee, less any applicable Seller’s Commission and Sale Costs and (iii) the Property Value (with respect to lost or damaged Property), less any applicable Seller’s Commission and Sale Costs, except in the case of our willful misconduct, gross negligence or fraud, or death or personal injury caused by our negligent acts or omissions.

(f) Neither you nor we will be liable for any special, consequential, indirect, or incidental damages.

20. Force Majeure

(a) We will not be liable for or be deemed to have defaulted under or breached this agreement for failure, except with respect to payment obligations, or delay in fulfilling or performing any of our obligations to the extent, and for so long as, such failure or delay is caused by events beyond our reasonable control, including without limitation, fire, flood, natural disaster or other event caused by forces of nature, riot, strike or other civil or labor unrest, inability to secure sufficient labor, power or necessary equipment, act of war, armed conflict, terrorist attack, governmental action or regulation, outbreak of disease, public health emergency, epidemic, nuclear or chemical contamination, or any other cause that we could not have prevented with reasonable care (any of the foregoing, a “Force Majeure Event”).

(b) If a Force Majeure Event impedes or interferes with our ability to hold a sale or to perform our obligations relating to the sale of the Property, we may modify the sale or our obligations relating to the sale of the Property in various ways, including, without limitation:

(1) postponing or canceling a sale, (2) changing the location of a sale, (3) changing the platform for or format of a sale (including but not limited to from live to a timed online- only auction), (4) rescheduling the sale of the Property to a different sale, and/or (5) modifying or canceling any planned marketing of the Property. In such circumstances, we shall promptly notify you. If the Property will be offered in a different sale than originally scheduled, the sale of the Property will be subject to the Conditions of Business for Buyers applicable to the sale in which the Property will then be offered.

(c) In the event of a Force Majeure Event that is not also a Material Event (as defined in Condition 9(f), the Guarantee will remain, provided that if the auction is postponed or canceled, any reference in this agreement to the auction will be the auction in which the Property will then be offered and payment dates will be adjusted accordingly.

21. Confidentiality and Data Protection

(a) Neither you nor we may disclose the terms of this agreement to any third party without the prior written consent of the other party, except (i) to attorneys, insurers, contractors, agents, advisors or financial participants on a need-to-know basis and provided they are subject to confidentiality obligations that are no less restrictive than this provision, (ii) to other Sotheby’s Group Companies, or (iii) to comply with valid legal process or regulatory authority compelling the disclosure, provided, where permitted to do so by law, the disclosing party first gives the other party prompt written notice of such service of process and allows the other party an opportunity to seek a protective order.

(b) We will hold and process your personal information and may share it with another Sotheby’s Group Company for use as described in, and in line with, our Privacy Policy published on our website at https://www.sothebys.com/en/privacy-policy or available on request by email to enquiries@sothebys.com.

22. Reconsignment

(a) We may from time to time decide Property should be offered for sale by another Sotheby’s Group Company at a different selling location, and if we do so, we will notify you. In any such case, we will assign our rights and obligations under this agreement with respect to the reconsigned Property only to the relevant Sotheby’s Group Company, unless you object in writing within 14 days of our notice of reconsignment.

(b) The following will apply with respect to the reconsigned Property only: (i) the Net Sale Proceeds for such Property will be remitted in the currency in which the sale is conducted, and all local charges and taxes will apply, (ii) references to the Conditions of Business for Buyers will mean those applicable to the relevant sale, (iii) the sale of the Property will be subject to the laws of the jurisdiction of the relevant sale, (iv) references to “we”, “us” and “our” will be deemed to mean the Sotheby’s Group Company that will offer the Property for sale under this agreement, and (v) these Conditions of Business for Sellers will continue to apply as between you and us and will prevail in the event of any conflict. In addition, with respect to any Property reconsigned to the United Kingdom, the European Union or Switzerland, settlement of the Net Sale Proceeds will be on the later of the Settlement Date or, if applicable, upon the expiration of the Consumer Cancellation Period.

23. Miscellaneous

(a) You will provide to us, upon our request, verification of identity and any additional information required to comply with our Know Your Client requirements (including but not limited to if you are acting as agent on behalf of a principal, you will disclose to us the identity of your principal) or applicable law or to evidence your authority to sign this agreement. If you fail to satisfy our Know Your Client requirements, we may (i) withhold any amounts due to you under this agreement until you satisfy such requirements, or (ii) terminate this agreement upon written notice to you. On termination, we will be automatically released and discharged from the Guarantee, and we shall have no further obligations or liabilities to you, except that our assumption of liability for loss or damage as set out in Condition 7 will remain in effect in accordance with the terms of this agreement. In addition, if you are an agent acting on behalf of a principal, you will retain and make available upon request the documentation evidencing your due diligence on your principal for at least five years or for such other period as required under applicable law.

(b) This agreement is intended to create a consignment of the Property. You have consigned the Property to us as bailee and to enable us to perform our obligations as your agent, during the period of this consignment, for the sale of the Property.

(c) This agreement, including Parts A, B and C, constitutes the entire agreement between us and you with respect to this consignment and supersedes all prior or contemporaneous written, oral or implied understandings, representations or agreements relating to the subject matter of this agreement. You confirm that you have not relied upon, and waive all your rights and remedies available in relation to, any express or implied representation, warranty and/or promise outside of this agreement. If any part of this agreement is deemed invalid or unenforceable, such invalidity or unenforceability will not affect the remaining provisions of this agreement, which will remain in full force and effect. No provision of this agreement may be amended unless you and we agree in writing (including by email) to do so, except that we may waive any of the Guarantee Conditions as provided in Part A.

(d) This agreement will remain in force in the event of your death and is binding upon, and inures to the benefit of, you, your estate, heirs, executors, devisees, representatives, administrators, successors and permitted assigns.

(e) Other than as permitted in Condition 22, neither you nor we may assign your or our rights or delegate your or our respective obligations under this agreement without the prior written consent of the other party.

(f) You may not grant a security over the Property or do anything that might result in a lien, claim or encumbrance on the Property from the date on which you execute this agreement unless and until the Property is released to you in accordance with the terms of this agreement.

(g) If we receive a subpoena or an order from a court, body or authority of competent jurisdiction relating to the Property, the agreement, or to you or your principal, you agree to pay us the costs we incur, including reasonable attorney’s fees, in responding to the subpoena or complying with the relevant order.

(h) You have had the opportunity to consult an attorney of your choosing before signing this agreement, and you acknowledge we have not provided legal advice to you or for your benefit in connection with this agreement.

(i) To the extent otherwise applicable, the Vienna Convention on the International Sale of Goods is excluded.

(j) The provisions in this agreement that by their nature are intended to survive termination or the completion of the transactions contemplated (including, by way of illustration only, those relating to returning the Property, liability and indemnity, confidentiality, choice of law and dispute resolution) will so survive.

(k) This agreement may be executed in counterparts, each of which will be deemed an original and together constitute one instrument. Signatures sent by facsimile or email transmission or other electronic signatures are valid and binding and will be deemed an original.

24. Law and Jurisdiction

This agreement and any dispute or claim (including non- contractual disputes or claims) arising out of or in connection with this agreement, its subject matter, formation, existence, negotiation, validity, termination or enforceability will be governed by and construed in accordance with English law without regard to conflict of law rules or principles, and shall be subject to the exclusive jurisdiction of the Courts of England and Wales. Pursuant to the Contracts (Rights of Third Parties) Act 1999 (the “Act”), the Buyer and any Sotheby’s Group Company may in their own right enforce the provisions of this agreement applicable to them. No other party shall have any right under the Act to enforce any term of this agreement. The rights of the parties to rescind or vary this agreement are not subject to the consent of any other person. You irrevocably consent to service of process or any other documents in connection with proceedings in the Courts of England and Wales by personal service, delivery by mail, or delivery by email at your last address known to us or any other usual address, or in any other manner permitted by English law, or by the law of the place of service.